UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:     May 12, 2017

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Partial Amendments to Articles of Incorporation

Tokyo, May 12, 2017 — Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Takeshi Kunibe) hereby announces that SMFG’s board of directors resolved at a meeting held today that a proposal concerning partial amendments to SMFG’s Articles of Incorporation shall be made at the 15th Ordinary General Meeting of Shareholders scheduled to be held on June 29, 2017, as follows:

1. Purpose of Amendments

SMFG intends to transform into a Company with Three Committees, in order to strengthen the supervisory functions of the board of directors with regard to the business execution and facilitate the swifter execution of operations by adopting a corporate governance framework which is globally recognized. Pursuant to this transition, it is proposed that the Articles of Incorporation be amended, including the establishment of provisions concerning each committee and the executive officers, deletion of provisions concerning corporate auditors and the board of corporate auditors, and clarification of the provision that SMFG may not conclude an agreement to limit the liability with a director concurrently serving as executive officer, etc. The approval of each corporate auditor has been obtained with respect to the submission of the proposal to amend Article 36 of the Articles of Incorporation at the 15th Ordinary General Meeting of Shareholders. If this proposal is approved, the proposed amendments shall be effective from the close of this Ordinary General Meeting of Shareholders.

2. Details of Amendments

Existing Articles of Incorporation and the proposed amendments are set forth in the attached Exhibit.

3. Schedule

Scheduled date of the General Meeting of Shareholders for the proposed amendments to the Articles of Incorporation: June 29, 2017

Scheduled effective date of the proposed amendments to the Articles of Incorporation: June 29, 2017

Exhibit

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation		Proposed Amendments
(Governing Bodies)		(Governing Bodies)
Article 4. The Corporation shall have the following governing bodies in addition to meetings of shareholders and directors:		Article 4. The Corporation shall have the following governing bodies in addition to meetings of shareholders and directors:
(1)	board of directors;	(1)	board of directors;
(2)	corporate auditors;	(2)	nominating committee, audit committee
(3)	board of corporate auditors; and		and compensation committee;
(4)	accounting auditor	(3)	executive officers; and
		(4)	accounting auditor

(Acquisition of Corporation’s Own Shares)		(Acquisition of Corporation’s Own Shares)

Article 8. The Corporation may, by resolution of the board of directors, acquire its own shares through market transactions as well as by other means pursuant to Paragraph 2 of Article 165 of the Companies Act.

Article 8. Except as otherwise provided by applicable law, the Corporation may, by resolution of the board of directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, Paragraph 1 of Article 459 of the Companies Act.

(Share Register Agent)		(Share Register Agent)
Article 13.		Article 13.
1.	The Corporation shall have a share register agent.	1.	The Corporation shall have a share register agent.
2.	The share register agent and its place of business shall be decided by resolution of the board of directors and a public notice thereof shall be given.	2.	The share register agent and its place of business shall be decided by determination by executive officer(s) under the authority delegated by the board of directors and a public notice thereof shall be given.
3.	Preparation, keeping and other administrative matters of, or relating to, the register of shareholders and the register of share purchase warrants of the Corporation shall be entrusted to the share register agent, and the Corporation shall not handle any such matters.	3.	Preparation, keeping and other administrative matters of, or relating to, the register of shareholders and the register of share purchase warrants of the Corporation shall be entrusted to the share register agent, and the Corporation shall not handle any such matters.

(Share-Handling Rules)		(Share-Handling Rules)

Article 14. The entry and recording on the register of shareholders and all other matters pertaining to the handling of shares of the Corporation and the fees therefor shall be governed by the Share-Handling Rules to be enacted by the board of directors.

Article 14. The entry and recording on the register of shareholders and all other matters pertaining to the handling of shares of the Corporation and the fees therefor shall be governed by the Share-Handling Rules to be enacted by executive officer(s) under the authority delegated by the board of directors.

Existing Articles of Incorporation		Proposed Amendments
(Preferred Dividends)		(Preferred Dividends)
Article 15.		Article 15.
1.	In the event that the Corporation distributes dividends of surplus pursuant to Article 44 hereof, the Corporation shall distribute to the holders of preferred stocks (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of preferred stocks (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of common stocks (hereinafter referred to as the “Common Shareholders”) or the registered pledgees of common stocks (hereinafter referred to as the “Registered Common Stock Pledgees”), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.	1.	In the event that the Corporation distributes dividends of surplus pursuant to Article 43 hereof, the Corporation shall distribute to the holders of preferred stocks (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of preferred stocks (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of common stocks (hereinafter referred to as the “Common Shareholders”) or the registered pledgees of common stocks (hereinafter referred to as the “Registered Common Stock Pledgees”), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.
The type 5 preferred stocks: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 5 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares

The type 7 preferred stocks: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 7 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares

The type 8 preferred stocks: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 8 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares

The type 9 preferred stocks: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 9 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares

Existing Articles of Incorporation		Proposed Amendments
2.	If the amount of cash dividends of surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.	2.	If the amount of cash dividends of surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.
3.	The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.	3.	The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

(Preferred Interim Dividends)		(Preferred Interim Dividends)

Article 16. In the event that the Corporation pays Interim Dividends pursuant to Article 45 hereof, the Corporation shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, Interim Dividends (hereinafter referred to as the “Preferred Interim Dividends”) in the amount not exceeding one-half of the amount of the Preferred Dividends per preferred stock and determined by resolution of the board of directors relating to the issuance of the shares.

Article 16. In the event that the Corporation pays Interim Dividends pursuant to Article 44 hereof, the Corporation shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, Interim Dividends (hereinafter referred to as the “Preferred Interim Dividends”) in the amount not exceeding one-half of the amount of the Preferred Dividends per preferred stock and determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the shares.

(Provisions for Acquisition)		(Provisions for Acquisition)
Article 18.		Article 18.
1.	The Corporation may acquire a part or the whole of the type 5 preferred stocks, the type 8 preferred stocks or the type 9 preferred stocks (i) on a day as shall be determined by resolution of the board of directors, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc. as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued. In the event that a part of such preferred stocks are acquired, the preferred stocks to be acquired shall be decided by lottery or by proportional allotment.	1.	The Corporation may acquire a part or the whole of the type 5 preferred stocks, the type 8 preferred stocks or the type 9 preferred stocks (i) on a day as shall be determined by resolution of the board of directors or by executive officer(s) under the authority delegated by the board of directors, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc. as shall be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time such preferred stocks are first issued. In the event that a part of such preferred stocks are acquired, the preferred stocks to be acquired shall be decided by lottery or by proportional allotment.

Existing Articles of Incorporation		Proposed Amendments
2.	The Corporation shall acquire the whole of the type 5 preferred stocks, the type 7 preferred stocks, the type 8 preferred stocks and the type 9 preferred stocks without consideration or in exchange for common stocks (i) on the day (hereinafter referred to as the “Acquisition Event Occurrence Date”) on which the events relating to a state of non-viability under the capital adequacy requirements applicable to the Corporation (hereinafter referred to as the “State of Non-Viability”), as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued, have occurred or (ii) on a day prior to the Acquisition Event Occurrence Date, as shall be determined by resolution of the board of directors after the occurrence of the State of Non-Viability. The calculation method for the number of common stocks in cases where common stocks are to be delivered in exchange for acquisition of the relevant preferred stocks and other terms of acquisition shall be reasonably determined by a resolution of the board of directors by the time such preferred stocks are first issued, in light of the capital adequacy requirements applicable to the Corporation, market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc.	2.

The Corporation shall acquire the whole of the type 5 preferred stocks, the type 7 preferred stocks, the type 8 preferred stocks and the type 9 preferred stocks without consideration or in exchange for common stocks (i) on the day (hereinafter referred to as the “Acquisition Event Occurrence Date”) on which the events relating to a state of non-viability under the capital adequacy requirements applicable to the Corporation (hereinafter referred to as the “State of Non-Viability”), as shall be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time such preferred stocks are first issued, have occurred or (ii) on a day prior to the Acquisition Event Occurrence Date, as shall be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors after the occurrence of the State of Non-Viability. The calculation method for the number of common stocks in cases where common stocks are to be delivered in exchange for acquisition of the relevant preferred stocks and other terms of acquisition shall be reasonably determined by a resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time such preferred stocks are first issued, in light of the capital adequacy requirements applicable to the Corporation, market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc.

Existing Articles of Incorporation	Proposed Amendments
(Request for Acquisition of Shares)	(Request for Acquisition of Shares)

Article 21. A Preferred Shareholder of the type 5 preferred stocks or the type 7 preferred stocks may request the Corporation to acquire his or her preferred stocks in exchange for common stocks. The period during which the acquisition may be requested (hereinafter referred to as the “Acquisition Request Period”) in such case shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preferred stocks, provided that the last day of such Acquisition Request Period shall fall within twenty five (25) years after the date of issuance of the relevant preferred stocks. The number of common stocks to be delivered in exchange for acquisition of the relevant preferred stocks shall be obtained by dividing the amount of the subscription price of the relevant preferred stocks by the amount fixed in a manner as reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preferred stocks (hereinafter referred to as the “Acquisition Rights Exercise Price”). Provided, however, that the initial Acquisition Rights Exercise Price shall be determined by reference to the amount regarded to be appropriate in light of market price, etc., and provided further that any fraction of less than one share arising as a result of calculation of the number of common stocks to be delivered pursuant to the foregoing shall be treated in accordance with the provisions of Article 167 of the Companies Act. Other terms and conditions of acquisition shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preferred stocks.

Article 21. A Preferred Shareholder of the type 5 preferred stocks or the type 7 preferred stocks may request the Corporation to acquire his or her preferred stocks in exchange for common stocks. The period during which the acquisition may be requested (hereinafter referred to as the “Acquisition Request Period”) in such case shall be reasonably determined by a resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time of the first issuance of the relevant preferred stocks, provided that the last day of such Acquisition Request Period shall fall within twenty five (25) years after the date of issuance of the relevant preferred stocks. The number of common stocks to be delivered in exchange for acquisition of the relevant preferred stocks shall be obtained by dividing the amount of the subscription price of the relevant preferred stocks by the amount fixed in a manner as reasonably determined by a resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time of the first issuance of the relevant preferred stocks (hereinafter referred to as the “Acquisition Rights Exercise Price”). Provided, however, that the initial Acquisition Rights Exercise Price shall be determined by reference to the amount regarded to be appropriate in light of market price, etc., and provided further that any fraction of less than one share arising as a result of calculation of the number of common stocks to be delivered pursuant to the foregoing shall be treated in accordance with the provisions of Article 167 of the Companies Act. Other terms and conditions of acquisition shall be reasonably determined by a resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors by the time of the first issuance of the relevant preferred stocks.

Existing Articles of Incorporation		Proposed Amendments
(Mandatory Acquisition)		(Mandatory Acquisition)
Article 22.		Article 22.
1.	Any type 5 preferred stock or type 7 preferred stock with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the “Mandatory Acquisition Date”), in exchange for such number of common stocks as is obtained by dividing the amount of subscription price per share paid for the preferred stock by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation’s common stocks by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to one decimal place and thereafter rounded to the nearest yen (0.5 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five thousand yen (¥5,000) determined by resolution of the board of directors relating to the issuance of the relevant preferred stocks, then a preferred stock shall be acquired by the Corporation in exchange for such number of common stocks as is obtained by dividing the amount of subscription price per share paid for the preferred stock by such amount determined by such resolution.	1.	Any type 5 preferred stock or type 7 preferred stock with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the “Mandatory Acquisition Date”), in exchange for such number of common stocks as is obtained by dividing the amount of subscription price per share paid for the preferred stock by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation’s common stocks by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to one decimal place and thereafter rounded to the nearest yen (0.5 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five thousand yen (¥5,000) determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stocks, then a preferred stock shall be acquired by the Corporation in exchange for such number of common stocks as is obtained by dividing the amount of subscription price per share paid for the preferred stock by such amount determined by such resolution.
2.	Any fraction of less than one share arising as a result of calculation of the number of common stocks pursuant to the foregoing Paragraph shall be treated in accordance with the provisions of Article 234 of the Companies Act.	2.	Any fraction of less than one share arising as a result of calculation of the number of common stocks pursuant to the foregoing Paragraph shall be treated in accordance with the provisions of Article 234 of the Companies Act.

Existing Articles of Incorporation		Proposed Amendments
(Convocation)		(Convocation)
Article 24.		Article 24.
1.	An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.	1.	An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.
2.	Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the office of the director-president be vacant, or should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.	2.	Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director concurrently serving as president and group chief executive officer pursuant to a resolution of the board of directors. Should the office of the director concurrently serving as president and group chief executive officer be vacant, or should the director concurrently serving as president and group chief executive officer fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.

(Chairman)		(Chairman)

Article 26. The director-chairman or the director-president shall act as chairman at all general meetings of shareholders. Should both the director-chairman and the director-president fail or be unable to act, another of the directors shall act in their place in accordance with the seniority established in advance by the board of directors.

Article 26. The director-chairman or the director concurrently serving as president and group chief executive officer shall act as chairman at all general meetings of shareholders. Should both the director-chairman and the director concurrently serving as president and group chief executive officer fail or be unable to act, another of the directors shall act in their place in accordance with the seniority established in advance by the board of directors.

(Term of Office)		(Term of Office)

Article 32. The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within two years after the election of the director.

Article 32. The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within one year after the election of the director.

(Board of Directors)		(Board of Directors)
Article 33.		Article 33.
1.	The board of directors shall consist of all the directors of the Corporation currently in office.	1.	The board of directors shall consist of all the directors of the Corporation currently in office.
	(Newly established.)	2.	The board of directors shall decide the business execution of the Corporation and supervise the execution of duties by executive officers and directors.

Existing Articles of Incorporation		Proposed Amendments
	(Newly established.)	3.	Except as otherwise provided by applicable law, the board of directors may delegate decisions on the business execution to executive officers.
2.	Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the office of the director-president be vacant, or should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.	4.	Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.
3.	Notice of a meeting of the board of directors shall be given to each director and each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.	5.	Notice of a meeting of the board of directors shall be given to each director at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.
4.	Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.	6.	Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.
5.	In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.	7.	In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal.

Existing Articles of Incorporation		Proposed Amendments
(Representative Directors, Titled Directors and President and Executive Officer)		(Titled Directors)
Article 34.		Article 34.
1.	The board of directors shall by its resolution elect one or more representative directors.	(Deleted)
2.	The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.	The board of directors may by its resolution appoint from among its members, one director-chairman and one or more director-deputy chairmen.
3.	Should the office of the director-president be vacant, the board of directors may by its resolution appoint one president and executive officer.	(Deleted)

(Powers and Duties of Directors and President and Executive Officer)		(Powers and Duties of Directors)
Article 35.		Article 35.
1.	The director-chairman shall preside over the board of directors.	1.	The director-chairman shall preside over the board of directors.
2.	The director-deputy chairmen shall assist the director-chairman.	2.	The director-deputy chairmen shall assist the director-chairman.
3.	The director-president or the president and executive officer shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president or the president and executive officer fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place.	(Deleted)
4.	The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president or the president and executive officer and shall carry on the day-to-day businesses of the Corporation.	(Deleted)

(Limitation of Liability Agreement with Non-executive Directors)		(Limitation of Liability Agreement with Non-executive Directors, etc.)

Article 36. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a non-executive director an agreement to limit the liability of the non-executive director under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Article 36. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a non-executive director, etc. an agreement to limit the liability of the non-executive director, etc. under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Existing Articles of Incorporation		Proposed Amendments
Chapter VI. Corporate Auditors and Board of Corporate Auditors		(Deleted)
(Number of Corporate Auditors)
Article 37. The Corporation shall have three or more corporate auditors.		(Deleted)

(Election)

Article 38.   A resolution for the election of corporate auditors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders who are present at the general meeting and who hold not less than one third of voting rights of all the shareholders who are entitled to exercise the voting rights.

(Deleted)

(Effectiveness of Resolution on Election of Substitute Corporate Auditor)

Article 38-2.   A resolution for the election of a substitute corporate auditor shall be effective until the commencement of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the substitute corporate auditor, unless otherwise stipulated in the relevant resolution.

(Deleted)

(Term of Office)

Article 39.   The term of office of a corporate auditor shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the corporate auditor.

(Deleted)

(Board of Corporate Auditors)
Article 40.
1.	The board of corporate auditors shall consist of all the corporate auditors of the Corporation currently in office.	(Deleted)
2.

Notice of a meeting of the board of corporate auditors shall be given to each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.

(Deleted)

Existing Articles of Incorporation		Proposed Amendments
3.	Except as otherwise provided by applicable law, all resolutions of the board of corporate auditors shall be adopted at a meeting of the board of corporate auditors, by a majority of the corporate auditors.	(Deleted)

(Standing Corporate Auditors)
Article 41. The board of corporate auditors shall elect by its resolution one or more standing corporate auditors. The standing corporate auditor(s) shall serve on a full-time basis.		(Deleted)

(Limitation of Liability Agreement with Corporate Auditors)

Article 42.   Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a corporate auditor an agreement to limit the liability of the corporate auditor under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

(Deleted)

(Newly established)		Chapter VI. Nominating Committee, Audit Committee and Compensation Committee

(Method of Designation)
(Newly established)		Article 37. The board of directors shall by its resolution elect from among its members, members of the nominating committee, audit committee and compensation committee.

(Authority, etc. of Each Committee)
(Newly established)

Article 38.   Authorities and other matters pertaining to the nominating committee, audit committee and compensation committee shall be governed by applicable law, these Articles of Incorporation and rules for each committee to be enacted by the board of directors.

(Newly established)		Chapter VII. Executive Officers

(Method of Election)
(Newly established)		Article 39. The board of directors shall by its resolution elect executive officers.

Existing Articles of Incorporation	Proposed Amendments
(Term of Office)
(Newly established)

Article 40.   The term of office of an executive officer shall expire upon conclusion of the first meeting of the board of directors convened after conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within one year after the election of the executive officer.

(Representative Executive Officers and Titled Executive Officers)
(Newly established)	Article 41.
	1.	The board of directors shall by its resolution elect one or more representative executive officers.
(Newly established)	2.	The board of directors may by its resolution appoint from among executive officers, one president and group chief executive officer and one or more deputy president and executive officer, senior managing executive officers and managing executive officers.

Chapter VII. Accounts	Chapter VIII. Accounts

(Fiscal Year)	(Fiscal Year)
Article 43. The fiscal year of the Corporation shall commence on April I of each year and shall end on March 31 of the following year.	Article 42. The fiscal year of the Corporation shall commence on April I of each year and shall end on March 31 of the following year.

(Dividends of Surplus)	(Dividends of Surplus)

Article 44. Cash dividends of surplus shall be made by the Corporation pursuant to a resolution of a general meeting of shareholders to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders as of the last day of a fiscal year.

Article 43. Cash dividends of surplus shall be made by the Corporation pursuant to a resolution of a general meeting of shareholders to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders as of the last day of a fiscal year.

(Interim Dividends)	(Interim Dividends)

Article 45. The Corporation may, by resolution of a meeting of the board of directors, distribute interim dividends to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders at the close of September 30 of each year.

Article 44. The Corporation may, by resolution of a meeting of the board of directors, distribute interim dividends to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders at the close of September 30 of each year.

Existing Articles of Incorporation	Proposed Amendments
(Period of Limitations for Dividends)	(Period of Limitations for Dividends)

Article 46. If any cash dividends shall remain unreceived after expiration of five years from the day on which such dividends shall have become due and payable, the Corporation shall be relieved of its obligation to pay such dividends.

Article 45. If any cash dividends shall remain unreceived after expiration of five years from the day on which such dividends shall have become due and payable, the Corporation shall be relieved of its obligation to pay such dividends.

Supplementary Provision
(Transitional Measures Concerning Limitation of Liability Agreement with Corporate Auditors)
(Newly established.)

Article 1.   Provisions regarding the agreement to limit the liability of corporate auditors under Paragraph 1 of Article 423 of the Companies Act concluded with corporate auditors prior to the effective date of amendments to the Articles of Incorporation, to the effect that three committees shall be established, which have been resolved at the 15th ordinary general meeting of shareholders, shall be unchanged and as provided under Article 42 of the Articles of Incorporation prior to the amendments resolved at that ordinary general meeting of shareholders.